Mail Stop 3561

October 10, 2006

Mr. Jeffrey N. Boyer
President and Chief Financial Officer
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

> **RE:** **Michaels Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed March 30, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 29, 2006**
> **File No. 1-9338**

Dear Mr. Boyer:

We have reviewed your response letter dated September 21, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, please be as detailed as necessary in your explanations so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Merchandise Inventories, page 30

1. We have read your responses to prior comments 1 and 2 of our letter dated September 7, 2006. We do not concur that your current disclosures facilitate analysis and understanding of the financial statements, as intended by paragraph 1 of APB 20. Based on your explanations and disclosure, it is not evident that the "refinement" was a change in estimate in the ordinary course of business. Your disclosure on page 33 of the Form 10-K for the year ended January 28, 2006 clearly states, "We implemented these refinements in the fourth quarter of fiscal 2005 and recorded a non-cash, cumulative adjustment of approximately $15.0 million (net of income taxes of $8.9 million), of which $8.0 million (net of income taxes of $4.7 million) related to prior years." In your current response you indicate your intent was to provide the financial statement user with information to understand that the use of the new estimates, if they were able to be applied in prior periods, would not have had a material impact on all prior periods. You

also state you had hypothetically estimated the effect on prior periods and you will remove references to prior periods to comply with APB 20, paragraph 31, in future filings.

- We note you now do not believe a materiality assessment is necessary because you state that the "refinement" is a change of estimate in the ordinary course of business and APB 20, paragraph 33, recommends disclosure if the adjustment is material. That is, the disclosure is not required but only recommended. Notwithstanding our comments herein, given the significance of this adjustment to inventory of over 10% of net income and with a view towards transparency, we believe you should revise your disclosure to clearly describe and quantify the "refinement".

- In your letter dated September 21, 2006 you refer to the materiality assessment of your changes in estimates provided to us in your response dated September 1, 2006. Your response letter dated September 1, 2006 showed a materiality assessment based on $8 million affecting prior periods and $7 million affecting 2005. Please explain why you advised us in your first response that the materiality assessment was performed relative to the prior period impact that was being reflected in the 2005 financial statements, if the prior period impact was, as you now tell us, hypothetical.

- Please provide us an analysis showing how you determined the refinement. Based on your responses, it appears that the method has changed for determining the costs incurred in the preparation of inventory for sale and vendor allowances that should be reflected as a reduction of inventory as of the balance sheet date. Illustrate how the amounts were previously determined, identify the variables that resulted in the change and show how the amounts are now determined.

- You state that part of the refinement related to the change for deferral and recognition of the non-DC costs from the DC-sourced inventory turnover rate to the turnover rate for all inventories. Please tell us the amount of non-DC costs used in your calculations, the DC-sourced inventory turnover rate and the turnover rate for all inventories for each of the years presented. Please provide us the amount of deferred costs, DC and non-DC, that were previously accumulated for each of the years presented.

- Please explain your refinement to the classification of costs of preparing inventory for sale as either DC costs or non-DC costs referred to in your response dated September 1, 2006 to comment 1.

- Please tell us the turnover rate of store level inventories used with respect to vendor allowances and the total inventory turnover rate for each of the years presented. Include the old estimated period of benefit and the new estimated period of benefit. You stated in your response to prior comment 1 that you did not have store-level perpetual inventory records prior to 2004. Please tell us the basis used to determine store-level inventories for the turnover rate prior to 2004.

2.   Please tell us what consideration you gave to including the refinements as part of the cumulative effect of accounting change from the retail inventory method to the weighted average cost method.

3.   We note that as of February 1, 2003, you had deferred only $12.4 million of cooperative advertising allowance to inventory. Your adjustment in 2005 exceeds this by a significant amount. Provide us with a schedule that shows us how much you have received from cooperative advertising in each of the last three years. Tell us how much of the gross amount received from vendors qualified as a reduction of advertising expenses and was applied as a direct reduction of advertising expenses. If the amount of advertising expense reduced by payments from vendors is significant, please revise your disclosures to disclose the amount advertising expense was reduced.

4.   We note the inventory balance as of the beginning of fiscal 2005 is approximately $794 million on the weighted average cost method and $937 million on the retail method. Acknowledging that both methods are generally accepted in determining the carrying value of inventory at the lower of cost or market, please advise us why the value of the inventory differed by more than 15% not including the refinement made in the amount of $23.9 million. It is our understanding that the retail inventory method should provide a reasonable estimate of inventory at cost. In your response please highlight the significant assumptions you made and tell us why you believe that these assumptions were reasonable. Please also provide us with a schedule that reconciles the year end inventory balance with the prior year. Please provide this schedule for a period of five years. At a minimum this schedule should summarize annual purchases, markups, markdowns and any other significant adjustments.

5.   We note that in prior response you make reference to the deferral of distribution costs. For each of the past five years tell us the amount of distribution costs incurred in each period and how much you deferred at the end of each period. Explain to us in detail how you determined the appropriate amount of costs to defer. It appears that the new inventory system is indicating that you are handling your products available for sale in a manner different that previously assumed. Please explain to us in more detail what specific assumptions have changed and how this has impacted your estimates. Please be as quantitative as possible.

6.   Your disclosures indicate that you performed physical inventory counts under the retail inventory method. Tell us when you performed these counts and any adjustments that resulted to your inventory as a result of these counts.

Notes to the Financial Statements, page F-8

Note 5 – Income Taxes, page F-20

7.   We note that you went from a net deferred tax liability as of January 29, 2005 to a net deferred tax asset as of January 28, 2006. It also appears that much of your tax provision in the most recent fiscal year results in current tax liabilities. Please explain to us the significant increase in deferred tax assets. Specifically, tell us what was included in "other deferred tax liabilities" as of January 29, 2005 and why there was a significant reduction in the most recent fiscal period.

8.   Tell us what temporary tax differences existed as of each balance sheet date related to inventory. For example, we presume that there may have been timing differences as a result of vendor allowances and the differing treatment of such allowances under U.S. GAAP and IRS rules.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR.

        You may contact Staff Accountant Ta Tanisha Henderson at (202) 551-3322, or in her absence, Donna DiSilvio at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

                                        Sincerely,

                                        Michael Moran
                                        Branch Chief